# WSGR  Wilson Sonsini Goodrich & Rosati
### PROFESSIONAL CORPORATION

**Date:** February 7, 2007

**To:** John Krug

**Company:** Securities and Exchange Commission

**Fax:** 202-772-9217

**Phone:** 202-551-3862

- [ ] Use this fax number only
- [ ] Notify recipient before sending

**From:** Mark Liu          **Phone:** 858-350-2364          **Return Fax:** 858-350-2399

**Original:**  [ ] To follow via mail     [ ] To follow via courier     [ ] To follow via email     [ ] Original will not follow

**Fax Contains:** 2 pages *(including this sheet).* If incomplete, call Diana Treadway at 858-350-2346.

**Message: Re – Optimer Pharmaceuticals, Inc.**

**Ref:** 22037.016          Return Original to: Diana J. Treadway          **Location:** SD 2/D

12235 El Camino Real, Suite 200, San Diego, CA 92130-3002
858.350.2300 Tel · 858.350.2399 Fax · www.wsgr.com

3706404_1.DOC)

**WSGR  Wilson Sonsini Goodrich & Rosati**
PROFESSIONAL CORPORATION

12235 El Camino Real, Suite 200
San Diego, CA 92130-3002
PHONE 858.350.2300
FAX 858.350.2399
www.wsgr.com

February 7, 2007

*Via Facsimile*

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn:  Jeffrey Riedler

Re:   **Optimer Pharmaceuticals, Inc.**
      **Registration Statement on Form S-1 (File No. 333-138555)**

Dear Mr. Riedler:

On behalf of Optimer Pharmaceuticals, Inc. (the "Company"), we hereby respectfully request that the Securities and Exchange Commission (the "Commission") take appropriate action to make the Company's Registration Statement on Form S-1 effective on February 8, 2007 at such time as the Company may request by telephone to the Commission. The Company contemplates that such request will be made on the morning of February 8. The Company hereby authorizes Martin J. Waters or Mark M. Liu of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

Please direct any questions to Martin J. Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Mark Liu